Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

January 15, 2021

VIA EDGAR

Office of Manufacturing,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:	Andri Carpenter
John Cash

Re:	DiamondHead Holdings Corp. Registration Statement on Form S-1 (333- 251961) Filed January 8, 2021 CIK No. 0001830188

Ladies and Gentlemen:

On behalf of DiamondHead Holdings Corp. (the “Company”), this letter responds to the comments in a letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 14, 2021, to David T. Hamamoto, Chief Executive Officer of the Company, concerning the Company’s Registration Statement on Form S-1, publicly filed pursuant to the Securities Act of 1933, as amended, on January 8, 2021 (the “Registration Statement”). Enclosed please find a changed page copy of the Amendment No. 1 to the Registration Statement publicly filed on Form S-1 (the “Amendment No. 1”), marked to show changes from the Registration Statement. The changes reflected in the Amendment No. 1 include those made in response to the Staff’s comments and include other changes that are intended to update the information contained therein. The Company is concurrently filing via EDGAR the Amendment No. 1 for review by the Staff.

Securities and Exchange Commission
January 15, 2021

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment No. 1. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Amendment No. 1.

Registration Statement on Form S-1 filed January 8, 2021

Financial Statements

Note 8 Subsequent Events, page F-17

1.	Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-17 of Amendment No. 1 to provide the date through which management has evaluated subsequent events.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me on (212) 558-4312 or by email (downesr@sullcrom.com).

Very truly yours,
/s/ Robert W. Downes
Robert W. Downes

cc:	Jay Ingram

(Securities and Exchange Commission)

David T. Hamamoto

(DiamondHead Holdings Corp.)